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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(a)

                             Multimedia K.I.D., Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    62546D 10
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                                 (CUSIP Number)

                                   Jay Y. Sung
                                 245 Park Avenue
                            New York, New York 10167
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                                  212-692-1978
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 1, 2000
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             (Date of Event Which Requires Filing of This Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [__].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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

-------------------                                            -----------------
CUSIP No. 62546D 10               Schedule 13D                 Page 2 of 6 Pages
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1)        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Pessie Goldenberg
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2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)      |_|
                                                                    (b)      |_|
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3)        SEC USE ONLY


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4)        SOURCE OF FUNDS*

          (see Item 3 below)
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5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                      |_|
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6)        CITIZENSHIP OR PLACE OF ORGANIZATION

          Israel
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                         7        SOLE VOTING POWER                    5,581,701
NUMBER OF SHARES         -------------------------------------------------------
BENEFICIALLY             8        SHARED VOTING POWER                          0
OWNED BY EACH            -------------------------------------------------------
REPORTING                9        SOLE DISPOSITIVE POWER               5,581,701
PERSON WITH              -------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER                     0
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11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,581,701
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12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
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13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.3%*
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14)       TYPE OF REPORTING PERSON*

          IN
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


-------------------                                            -----------------
CUSIP No. 62546D 10               Schedule 13D                 Page 3 of 6 Pages
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                      *SEE INSTRUCTIONS BEFORE FILING OUT!

ITEM 1.       SECURITY AND ISSUER.

              This statement relates to the common stock, par value $0.001 per share ("Multimedia Common Stock") of Multimedia K.I.D., Inc. ("Multimedia"). The principal executive offices of Multimedia are located at 7600 N.E. 41st Street, Suite 350, Vancouver, WA 98662.


ITEM 2.       IDENTITY AND BACKGROUND.

              (a) This statement is filed by Pessie Goldenberg ("Mr. Goldenberg" or the "Reporting Person").

              (b) The business address of Mr. Goldenberg is 23 Halutzat Hapardesanut Street, Petach Tikva 49221, Israel.

              (c) The present principal occupation of Mr. Goldenberg is Chief Executive Officer of Multimedia K.I.D. - Intelligence in Education, Ltd. (the "Subsidiary"), a wholly-owned subsidiary of Multimedia.

              (d) During the last five years, Mr. Goldenberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the last five years, Mr. Goldenberg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

              (f) Mr. Goldenberg is a citizen of Israel.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER
              CONSIDERATIONS.

              Mr. Goldenberg acquired Multimedia Common Stock pursuant to the terms of a Stock Exchange Agreement and Plan of Organization, dated December 16, 1999, by and among Multimedia, the Subsidiary and the holders of the outstanding capital stock of the Subsidiary.

-------------------                                            -----------------
CUSIP No. 62546D 10               Schedule 13D                 Page 4 of 6 Pages
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ITEM 4.       PURPOSE OF TRANSACTION.

              Mr.   Goldenberg  owns  Multimedia  Common  Stock  for  investment purposes only. The Reporting Person does not have any plan or proposal that relates to or would result in:

              (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

              (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

              (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

              (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

              (e) Any material change in the present capitalization or dividend policy of the issuer;

              (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

              (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

              (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

              (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Act; or

              (j) Any action similar to any of those enumerated above.



ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              (a) As of the date hereof and based upon a total of 5,581,701 shares of Multimedia Common Stock outstanding as reported by the Issuer, Mr. Goldenberg may be deemed to be the beneficial owner of an aggregate 5,581,701
shares  of  Multimedia  Common  Stock,   representing   approximately  16.3%  of

-------------------                                            -----------------
CUSIP No. 62546D 10               Schedule 13D                 Page 5 of 6 Pages
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outstanding  Multimedia  Common Stock,  consisting of the  following:  5,581,701 shares of Multimedia Common Stock that Mr. Goldenberg, in fact, owns.

              (b) Mr. Goldenberg has the sole power to vote or dispose with respect to all of the shares of Multimedia Common Stock that he holds directly.

              (c) Not applicable.

              (d) Not applicable.

              (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              Not applicable.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.


              Not applicable.

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CUSIP No. 62546D 10               Schedule 13D                 Page 6 of 6 Pages
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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:       June 11, 2000


                                                     /s/ Pessie Goldenberg
                                                     ---------------------------
                                                     Pessie Goldenberg